UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Jiang Yongzhi
	Name:	Jiang Yongzhi
	Title:	Joint Company Secretary
Dated: May 20, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated May 20, 2010, entitled “Poll Results of Annual General Meeting Held on 20 May 2010.”

99.2	Announcement dated May 20, 2010, entitled “Grant of Share Options.”

99.3	Announcement dated May 20, 2010, entitled “Appointment and Retirement of Non-Executive Director.”

EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

POLL RESULTS OF ANNUAL GENERAL MEETING
HELD ON 20 MAY 2010

The AGM was held at Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on 20 May 2010 at 4:00 p.m., at which all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll.

Reference is made to the explanatory statement of CNOOC Limited (the “Company”) dated 9 April 2010 in respect of the general mandates to issue securities and repurchase shares and re-election of directors (the “Explanatory Statement”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Explanatory Statement.

POLL RESULTS AT THE AGM

The annual general meeting of the Company (the “AGM”) was held at Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on 20 May 2010 at 4:00 p.m.. The Board is pleased to announce that all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll at the AGM.

As at the date of the AGM, the total number of Shares in issue was 44,669,199,984. There is no Shareholder that is materially interested in any of the proposed resolutions at the AGM, and therefore none of the Shareholder is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the AGM was 44,669,199,984. There were no Shares in respect of which their holders were entitled to attend and vote only against any of the relevant resolutions at the AGM.

The vote-taking at the AGM was scrutinized by representatives from Computershare Hong Kong Investor Services Limited. The results of the poll at the AGM were as follows:

Ordinary Resolutions			Number of votes (%)
			For	Against
A1.	To receive and consider the audited Statement of Accounts together with the Reports of the Directors and the Independent Auditors’ Report there on for the year ended 31 December 2009.		36,836,121,237 (99.988133%)	4,371,799 (0.011867%)
A2.	To declare a final dividend for the year ended 31 December 2009.		37,614,004,255 (99.989222%)	4,054,599 (0.010778%)
A3.	(i)	To re-elect Mr. Tse Hau Yin, Aloysius as Independent Non-executive Director;	37,152,270,386 (98.788263%)	455,709,968 (1.211737%)
	(ii)	To re-elect Mr. Zhou Shouwei as Non-executive Director;	36,975,294,657 (98.298660%)	639,963,597 (1.701340%)
	(iii)	To re-elect Mr. Yang Hua as Executive Director; and	37,452,014,900 (99.566817%)	162,941,554 (0.433183%)
	(iv)	To authorise the Board of Directors to fix the remuneration of each of the Directors.	37,604,565,640 (99.971946%)	10,552,414 (0.028054%)
A4.	To re-elect Mr. Chiu Sung Hong as Independent Non-executive Director and to authorise the Board of Directors to fix his remuneration.		37,116,468,680 (99.916496%)	31,019,674 (0.083504%)
A5.	To re-appoint the Company’s auditors and to authorise the Board of Directors to fix their remuneration.		37,569,448,852 (99.871628%)	48,290,802 (0.128372%)
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.
			37,622,972,140 (99.975906%)	9,067,214 (0.024094%)
B2.
To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.
			32,265,212,964 (85.737984%)	5,367,131,090 (14.262016%)
B3.
To extend the general mandate granted to the Directors to allot, issue and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.
			32,400,105,170 (86.100522%)	5,230,450,784 (13.899478%)

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 20 May 2010

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

EXHIBIT 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

GRANT OF SHARE OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces that on 20 May 2010, 106,188,000 share options (the “Share Options”) to subscribe for up to a total of 106,188,000 ordinary shares of HK$0.10 each (the “Shares”) of the Company were granted to certain individuals (the “Grantees”) under the share option scheme adopted by the Company on 31 December 2005, subject to the acceptance of the Grantees.  The criteria adopted by the Company in granting the Share Options are consistent with the criteria it used in the previous year. Details of the Share Options are as follows:

Date of grant	:	20 May 2010 (the “Date of Grant”)

Exercise price of Share Options granted	:	HK$12.696per Share

Number of Share Options granted	:	106,188,000 (each Share Option shall entitle the holder thereof to subscribe for one Share)

Closing price of the Shares on the Date of Grant	:	HK$12.22 per Share

Validity period of the Share Options	:	From 20 May 2010 to 20 May 2020

Vesting date of the Options	:
one third of the Share Options granted will vest on the first, second and third anniversaries of the date of grant, respectively, such that the Share Options granted are fully vested on the third anniversary of the Date of Grant

Among the Share Options granted above, 11,357,000 Share Options were granted to the directors (the “Directors”), details of which are as follows:

Name of Director	Position(s) held with the Company	Number of Share Options
Fu Chengyu	Chairman, Executive Director and Chief Executive Officer	2,100,000
Yang Hua	Executive Director, President and Chief Financial Officer	2,000,000
Wu Guangqi	Executive Director and Compliance Officer	1,857,000
Zhou Shouwei	Non-executive Director	1,800,000
Cao Xinghe	Non-executive Director	1,800,000
Wu Zhenfang	Non-executive Director	1,800,000

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 20 May 2010

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

EXHIBIT 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

APPOINTMENT AND RETIREMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Li Fanrong will be appointed as non-executive director of the Company with effect from 24 May 2010.

The Board also announces that Mr. Cao Xinghe will retire as non-executive director of the Company on 24 May 2010.

Appointment of non-executive director

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Mr. Li Fanrong (“Mr. Li”) will been appointed as non-executive director of the Company with effect from 24 May 2010.

Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 25 years. He joined China National Offshore Oil Corporation (“CNOOC”) in 1984. From 1984 to 1989, he was Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Exploration and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC Limited Shenzhen Branch. From January 2009 to April 2010, he was appointed as Assistant to President of

CNOOC. Mr. Li serves as President of CNOOC Energy Technology & Services Limited since February 2009, and serves as Vice President of CNOOC since May 2010.

Under the service agreement between the Company and Mr. Li, Mr. Li’s emolument comprise of an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Li was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continues for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company, and is expected to retire and be eligible for re-election in 2011.

As at the date of this announcement, Mr. Li has not held any directorship in any listed public companies in the last three years and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

Retirement of non-executive director

The Board also announces that Mr. Cao Xinghe (“Mr. Cao”) will retire as non-executive director of the Company on 24 May 2010.  Mr. Cao confirmed that he has no disagreement with the Board in any respects and there is no matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange.

Taking this opportunity, the Board would like to welcome Mr. Li on his appointment and to express its appreciation and gratitude to Mr. Cao for his contribution and services to the Company.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 20 May 2010

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao